Indigo-Energy, Inc.
2857 Hartwick Pines Drive
Henderson, Nevada 89052
Tel. (702) 990-3387
Fax (702) 990-3001

December 8, 2006

April Sifford, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Re:	Indigo-Energy, Inc.
Form 8-K Filed on May 4, 2006
File No. 2-75313

Dear Ms. Sifford:

We are in receipt of your comment letter dated May 8, 2006 regarding the above referenced filing. As requested in your letter and on the teleconference with the Company’s independent registered accountants, securities counsel and Stan Teeple, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Form 8-K/A.

Note: In order to avoid confusion the Company’s responses will refer to the registrant as Procare America, Inc. (“Procare”, the “Company”, the “Registrant”), even though its name was subsequently changed to Indigo-Energy Inc., and to the operating company as Indigo Land and Development, Inc. (“Indigo”).

Form 8-K filed May 4, 2006

Item 4.02(b)

1.	Please revise your filing to state when you expect the independent auditor to complete its review of the financial statements for the quarterly periods ended September 30, 2005 and December 31, 2005.

On October 10, 2006, the Company filed Amendment No. 1 to its Form 10-QSB for the fiscal quarter ended September 30, 2005.

Procare, a public shell company, and Indigo consummated a share exchange on December 15, 2005 whereby Procare obtained all of the outstanding stock of Indigo. Procare was the legal acquirer and Indigo was the accounting acquirer since the shareholders of Indigo acquired a majority ownership interest in Procare. This transaction is treated as a recapitalization of Indigo.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 2

The fiscal year end of Procare was June 30 and the fiscal year end of Indigo was December 31. After the share exchange Procure was no longer the reporting entity for accounting purposes since the financial statements of Indigo became those of Procare. Consequently the December 31 fiscal year end of Indigo became that of Procare. Since the change of fiscal year was to conform to the accounting entity (Indigo) there was not a transition period for financial reporting purposes because there was no change in the period of the financial statements.

Nevertheless, because the Registrant’s fiscal year was changed to that of Indigo, the Company reported the change under Item 5.03 in the Form 8-K filed on June 15, 2006. The Company again disclosed same under Item 5.03 when it filed Amendment No. 1 to Form 8-K filed on February 2, 2006.

After the share exchange the Registrant was required to file quarterly and annual reports based on the new fiscal year of the operating company which was December 31. This is consistent with the guidance in the Division of Corporation Finance - Accounting Disclosure Rules And Practices Training Material 2000 Edition page B-3 paragraph D. “Change In Fiscal Year.”

Consequently, the Company should have filed an annual report on Form 10-KSB for the fiscal year ended December 31, 2005.

The Form 10-QSB for the fiscal quarter ended December 31, 2005 was erroneously filed. On October 4, 2006, the Company filed a Form 8-K disclosing the Form 10-QSB was erroneously filed and should not be relied upon.

2.
Please revise your filing to discuss the effect of the filings’ deficiencies on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the deficiency, describe the basis for the officers’ conclusions.

The Company disclosed in its Amendment No. 1 to Form 10-QSB and its Form 10-KSB for the fiscal year ended December 31, 2005 that its disclosure controls and procedures are not effective.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April Sifford, Branch Chief	December 8, 2006
U.S. Securities and Exchange Commission	Page 3

Please call me directly at (702) 290-5275 or Steven Polkoff of our independent registered accountants at (847) 726-8100 with any questions or additional comments. Thank you.

Very truly yours,

INDIGO-ENERGY, INC.

By: /s/ Stanley L. Teeple
Stanley L. Teeple
Chief Financial Officer

cc:	Steven Polkoff
L J Soldinger Associates, LLC